FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Statement by Holding Company
Claiming Exemption Under Rule U-3A-2
from Provisions of the Public Utility
Holding Company Act of 1935.

To be filed annually prior to March 1.

WPS INVESTMENTS, LLC hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1) Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

a) WPS Investments, LLC is a nonutility company organized on November 21, 2000 under the laws of the State of Wisconsin. Its principal offices are located at the principal executive offices of Wisconsin Public Service. WPS Investments is owned 73% by Wisconsin Public Service, 23% by Upper Peninsula Power, and 4% by WPS Resources. The principal business of WPS Investments is to hold the investment in American Transmission Company LLC. At December 31, 2002, WPS Investments owns approximately a 15% interest in American Transmission Company.

Subsidiaries of WPS Investments consist of the following:

(i) American Transmission Company LLC is a utility company organized on June 12, 2000 under the laws of the State of Wisconsin. Its principal offices are located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53187-0047. The principal business of American Transmission Company LLC is to own and operate the transmission assets formerly owned by Wisconsin Public Service, Upper Peninsula Power Company, Wisconsin Power and Light Company, Wisconsin Electric Power Company, Madison Gas and Electric Company, Wisconsin Public Power, Inc., and various retail electric cooperatives and municipal utilities. The transmission assets of these utility companies were transferred on January 1, 2001 in exchange for equity interests in American Transmission Company LLC.

2) A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

Statistics set forth in the answer to this item are as of December 31, 2002

a) American Transmission Company LLC owns and operates electric transmission facilities throughout eastern Wisconsin, portions of Illinois, and the Upper Peninsula of Michigan. Transmission and distribution facilities owned by American Transmission Company include 8,900 miles of transmission lines, 98 wholly owned transmission substations, and 364 jointly owned transmission substations. American Transmission Company has 75 interconnections 60 in Wisconsin, and 15 in Michigan and Illinois.

3) The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

Not Applicable

4) The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

Not Applicable

LIST OF EXHIBITS

Exhibit A-6 Balance Sheet at December 31, 2002, and Statements of Income of American Transmission Company LLC for the year ended December 31, 2002.

The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 27th day of February, 2003.

WPS INVESTMENTS, LLC

/S/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice-President and
    Chief Financial Officer

(CORPORATE SEAL)

Attest: /S/ Barth J. Wolf
            Barth J. Wolf
            Secretary and
            Manager-Legal Services

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Barth J. Wolf, Secretary
WPS Investments LLC
700 North Adams Street, P. O. Box 19001
Green Bay, WI 54307-9001